UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                                  Livent, Inc.
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                   537902 10 8
                                 (CUSIP Number)


                                 Laura S. Sarah
        Hutchins, Wheeler & Dittmar, 101 Federal Street, Boston, MA 02110
                                 (617) 951-6600
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               November 18 , 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  537902 10 8

1.   NAME OF REPORTING PERSON - Thomas H. Lee Equity Partners, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
                                                                (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                             [   ]


 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                            7.    SOLE VOTING POWER
                                                       0
NUMBER OF
SHARES                                      8.    SHARED VOTING POWER
BENEFICIALLY                                        2,199,283 (See Item 5)
OWNED BY
EACH                                        9.    SOLE DISPOSITIVE POWER
REPORTING                                              0
PERSON WITH
                                           10.    SHARED DISPOSITIVE POWER
                                                     2,199,283 (See Item 5)


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,199,283 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                               [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.36%

14.  TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No. 537902 10 8

1.   NAME OF REPORTING PERSON - THL Equity Advisors Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [   ]
                                                            (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                               [   ]


   6.CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                                               7.    SOLE VOTING POWER
                                                          0
NUMBER OF
SHARES                                         8.    SHARED VOTING POWER
BENEFICIALLY                                         2,199,283  (See Item 5)
OWNED BY
EACH                                           9.    SOLE DISPOSITIVE POWER
REPORTING                                                  0
PERSON WITH
                                              10.    SHARED DISPOSITIVE POWER
                                                      2,199,283 (See Item 5)


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,199,283 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                        [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.36%

14.  TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No. 537902 10 8

1.   NAME OF REPORTING PERSON - THL Equity Trust

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                              (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                        [   ]


 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                                              7.    SOLE VOTING POWER
                                                        0
NUMBER OF
SHARES                                        8.    SHARED VOTING POWER
BENEFICIALLY                                        2,199,283 (See Item 5)
OWNED BY
EACH                                          9.    SOLE DISPOSITIVE POWER
REPORTING                                               0
PERSON WITH
                                             10.    SHARED DISPOSITIVE POWER
                                                    2,199,283 (See Item 5)


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,199,283 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                    [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.36%

14.  TYPE OF REPORTING PERSON

     OO

                                  SCHEDULE 13D

CUSIP No. 537902 10 8

1.   NAME OF REPORTING PERSON -THL-CCI Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                              (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                      [   ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                                              7.    SOLE VOTING POWER
                                                        0
NUMBER OF
SHARES                                        8.    SHARED VOTING POWER
BENEFICIALLY                                        464,352  (See Item 5)
OWNED BY
EACH                                          9.    SOLE DISPOSITIVE POWER
REPORTING                                           464,352  (See Item 5)
PERSON WITH
                                             10.    SHARED DISPOSITIVE POWER
                                                         0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     464,352  (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                    [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.04%

14.  TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No. 537902 10 8

1.   NAME OF REPORTING PERSON - THL Investment Management Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                         [   ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                                              7.    SOLE VOTING POWER
                                                        0
NUMBER OF
SHARES                                        8.    SHARED VOTING POWER
BENEFICIALLY                                        464,352  (See Item 5)
OWNED BY
EACH                                          9.    SOLE DISPOSITIVE POWER
REPORTING                                               0
PERSON WITH
                                             10.    SHARED DISPOSITIVE POWER
                                                    464,352  (See Item 5)


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     464,352  (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                             [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.04%

14.  TYPE OF REPORTING PERSON

     CO

                                  SCHEDULE 13D

Amendment No. 1 to Schedule 13D

     This Amendment No. 1 hereby amends and supplements the Schedule 13D relating to the common shares without par value of Livent, Inc., an Ontario corporation (the "Issuer"), as previously filed by the Reporting Persons, consisting of (1) Thomas H. Lee Equity Partners, L.P., a Delaware limited partnership, (2) THL Equity Advisors Limited Partnership, a Massachusetts limited partnership, (3) THL Equity Trust, a Massachusetts business trust, (4) THL CCI Limited Partnership, a Massachusetts limited partnership, and (5) THL Investment Management Corp., a Massachusetts corporation.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended to include the following:

     On November 18, 1998, certain directors of the Issuer entered into secured loan agreements (the "DIP Loans") with Livent Realty (New York) Inc. ("Livent New York") and Livent Realty (Chicago) Inc. ("Livent Chicago" and, together with Livent New York, the "Borrowers") and the Issuer and Livent (U.S.) Inc. ("Livent US" and, together with the Issuer, the "Guarantors") for the purpose of financing working capital and general corporate requirements of the Borrowers and the Guarantors during the initial period following the filings under Chapter 11 of the Bankruptcy Code, Title 11 of the United States Code (the "Bankruptcy Code") by the Borrowers and Guarantors. Pursuant to the DIP Loans which totaled $5,000,000, Thomas H. Lee provided $174,330 and Thomas H. Lee Equity Partners, L.P. provided $825,670 to the Borrowers as debtors and debtors-in-possession in the cases pending under the Bankruptcy Code (the "Cases").

     The Borrowers have agreed to repay each lender under the DIP Loans on the earlier to occur of (i) May 19, 2000, (ii) the effective date of a plan of reorganization or liquidation in the Cases or (iii) the date of substantial consummation of a plan of reorganization in the Cases. The Borrowers must pay interest on the unpaid principal amount of the DIP Loans monthly until all amounts owned under such loans are paid in full at a rate equal to the prime commercial lending rate announced by The Chase Manhattan Bank plus two percent (2%). Upon the occurrence and continuance of any default in the payment of any principal, interest or costs, the DIP Loans will bear interest at an annual rate equal to the rate which is two percent in excess of the rate then borne by such DIP Loans. Such interest is payable on demand.

     Absent an agreement to the contrary, the Borrowers must repay the unpaid principal amount of the DIP Loans, all accrued and unpaid interest thereon and reasonable costs upon (i) the funding of a subsequent debtor-in-possession facility in the Cases by an entity other than the director lenders under the DIP Loans or (ii) the sale of all assets securing the DIP Loans (the "Security"). If there is a sale of less than all of the Security, then the net proceeds of such sale are to be paid in respect of the DIP Loans on a pro rata basis.

     The Security includes security interests in and mortgages on the Ford Center for the Performing Arts in New York City and the Ford Center for the Performing Arts in Chicago, Illinois (the "DIP Liens"). The DIP Liens are subordinate to senior liens of record, if any. The DIP Liens are further subject to a "carve-out" for post-default claims of (i) $300,000 for customary and usual professional fees and (ii) fees of the Unites States Trustee.

     On November 27, 1998, the Issuer announced its receipt of a commitment from a third party financier to provide debtor-in-possession financing ("Third Party DIP Financing") subject to a number of conditions, including pertinent approvals of the bankruptcy court. Under the terms of such commitment, up to $5.5 million of funds to be provided by the third party may be applied to repayment of the DIP Loans. To the extent such DIP Loans remain outstanding, they will be subordinated to the interests of the Third Party DIP Financing. On December 4, 1998, following interim bankruptcy court approval on December 3, 1998, and partial funding of the Third Party DIP Financing, the Borrowers repaid $3,011,375 (including $3 million of principal and $11,375 of interest) of the amounts owned under the DIP Loans which was applied to such loans on a pro rata basis.

     A Form of DIP Commitment Letter, substantially the same as the DIP Commitment Letters executed between the Borrowers/Guarantors and each of Thomas
H. Lee and Thomas H. Lee Equity Partners, L.P. on November 18, 1998, is attached as Exhibit 6.

     Item 7.  Material to be Filed as Exhibits.

     Item 7 is hereby amended to include the following:

     Exhibit 6: Form of DIP Commitment Letter which is substantially the same as the DIP Commitment Letters executed between Borrowers and Guarantors and each of Thomas H. Lee and Thomas H. Lee Equity Partners, L.P. on November 18, 1998.

                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

                                  THOMAS H. LEE EQUITY PARTNERS, L.P.

                                  By: THL Equity Advisors Limited Partnership, its General Partner
                                  By:  THL Equity Trust, its General Partner


                                  By:  /s/ Thomas H. Lee
                                  Name:  Thomas H. Lee
                                  Title:  President


                                  THL EQUITY ADVISORS LIMITED
                                     PARTNERSHIP

                                  By:  THL Equity Trust, its General Partner


                                  By:  /s/ Thomas H. Lee
                                  Name:  Thomas H. Lee
                                  Title:  President


                                  THL EQUITY TRUST


                                  By:  /s/ Thomas H. Lee
                                  Name:  Thomas H. Lee
                                  Title:  President

                                   THL-CCI LIMITED PARTNERSHIP

                                  By:  THL Investment Management
                                        Corp., its General Partner

                                  By:   /s/ Wendy L. Masler
                                  Name:  Wendy L. Masler
                                  Title:    Vice President

                                  THL INVESTMENT MANAGEMENT CORP.


                                  By:          /s/ Wendy L. Masler
                                  Name:  Wendy L. Masler
                                  Title:    Vice President

                                    EXHIBIT 6

                              DIP COMMITMENT LETTER

         Thomas H. Lee Equity Partners, L.P. and Thomas H. Lee (collectively, the "LENDERS") understands that a total of $5 million will be required to finance the working capital and general corporate requirements of Livent Realty (New York) Inc. and Livent Realty (Chicago) Inc. (together, "Borrowers"), Livent (U.S.) Inc. and Livent Inc. (together, "Guarantors") during the initial phase of proceedings with respect to Borrowers' and Guarantors' cases (the "Cases") that may be commenced under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code").

         Subject to the terms and conditions set forth herein, the LENDERS confirm that it is willing to provide One Million to Borrowers (the "Loan") in the form of a secured loan to finance the working capital and general corporate requirements of Borrowers and Guarantors. The LENDERS understand that other LENDERS (collectively, with LENDERS, the "Director LENDERS") have also agreed to advance funds to Borrowers on the same terms and conditions as set forth herein with respect to LENDERS, and that, the Loan and the loans of the other Director LENDERS (collectively, the "Director Loans," and any such loan individually, a "Director Loan") shall be treated identically and pari passu with one another.

                                      TERMS

LENDERS:                   Thomas H. Lee Equity Partners L.P. and Thomas H. Lee, or their nominee(s).

Borrowers:                 Borrowers as debtors and debtors-in-possession in their Cases under the
                           Bankruptcy Code.

Guarantors:                Guarantors as debtors and debtors-in-possession in their Cases under the
                           Bankruptcy Code.

Loan Amount:               $ One Million.

Maturity:                  The earliest of (x) the date which is 18 months after the date of the commencement of the Chapter 11 Cases of Borrowers and Guarantors:
                           (y) the effective date of a plan of reorganization or liquidation in the
                           Cases; and (z) the date of substantial consummation of a plan of reorganization in the Cases.

Availability:              To the extent the interim order and/or final order issued by the bankruptcy court (the "Court") hearing the Cases is otherwise limited as to the amount of credit covered by such order, availability under the


                           Director   Loans  shall  be  so  limited.   Any  such
                           limitation  shall  result in a pro-rata  reduction of
                           each of the Director Loans.

Purpose:                   The Loan may be utilized to provide for working capital and general corporate requirements.

Mandatory
Repayments:                 All amounts due under the Loan, including accrued but unpaid interest, and costs, shall be repaid upon (i) the funding of a subsequent Debtor-
                            In-Possession facility in the Cases by any entity that is not a Director
                            LENDER, and (ii) the sale of all of the assets securing the Loan (the
                            "Security").  In the event of a sale of less than all of the Security, the net proceeds of such sale shall be paid in respect of the Director Loans on a pro rata basis.


Voluntary
Repayments:                 At the Borrowers' option, the Loan may be reduced or terminated at any time without penalty.  Voluntary prepayments may be made at any time, in whole or in part (subject to specified minimum principal amounts)
                            without premium or penalty.

Priority:                  The Loan together with all unpaid interest and costs (collectively, the
                           "Obligations") shall constitute an allowed administrative expense claim in the Cases pursuant to and shall be entitled to the benefits of Sections
                           364(c)(2) and 364(c)(3), and Sections 503(b) and 507(b) of the
                           Bankruptcy Code.  Any and all payments made to any Director
                           LENDERS in respect of a Director Loan (including any payments made from the proceeds of any of the Security) shall be made in an identical basis and pari passu with all other Director Loans.  This Loan shall not be subject to any Section 364(d) relief, nor otherwise modified by the
                           Bankruptcy Court or by a plan of reorganization.

Security:                  The  Obligations  shall be secured by an  enforceable
                           secured  priority  perfected  security  interest  and
                           mortgage  in (i) the Ford  Center for the  Performing
                           Arts, New York, New York, owned by Livent Realty (New
                           York)  Inc.,   and  (ii)  the  Ford  Center  for  the
                           Performing Arts, 32 West Randolph, Chicago, Illinois,
                           owned by Livent Realty (Chicago) Inc., (together, the
                           "DIP Liens," and individually, a "DIP Lien").

                           The DIP Lien on the Ford  Center  for the  Performing
                           Arts in Chicago shall be second in priority to a mortgage held by the City of Chicago in the nominal amount of $16,920,000 to secure the performance by Livent






                           Realty (Chicago) Inc. under the April, 1996 Redevelopment Agreement with the City of Chicago.

                           If and to the extent the  purported  $5 million  lien
                           held by  Canadian  Imperial  Bank of  Commerce on the
                           Ford  Center for the  Performing  Arts in New York is
                           held  by the  Court  to be  invalid  or is  otherwise
                           avoided,  the DIP  Lien on the  Ford  Center  for the
                           Performing  Arts  in  New  York  shall  automatically
                           become  a  first  priority   security   interest  and
                           mortgage  in that  property.  The DIP Liens  shall be
                           subject only to a post-default  carve out relating to
                           (a) $300,000  for  customary  and usual  professional
                           fees, and (b) fees of the United States Trustee.

                           The  Borrowers  and  Guarantors  will use their  best
                           efforts to obtain for LENDER, as Additional Security,
                           a  junior  lien  on  all  assets  of  Borrowers   and
                           Guarantors as well as a super priority administrative
                           expense under Section 364(c)(i).

Interest Rate:             The prime commercial lending rate announced by Chase Bank, from time to time plus 2 points.  Interest in respect of the Loan shall be paid monthly in arrears on the last business day of the month.  Interest will also be payable at the time of repayment of the Loan and at maturity of the Loan.  All interest and fee calculation shall be based on a 360-day year and actual days elapsed.

                           Upon the occurrence and continuance of any default in the payment of any principal, interest or costs, the Loan shall bear interest at a rate per annum equal to the rate which is 2% in excess of the rate then borne by the Loan. Such interest shall be payable on demand.

Covenants:                 Covenants to apply to the Borrowers and the Guarantors:

                           (1)      Borrowers and Guarantors shall not cause any other liens to be placed on the Security;

                           (2)      Borrowers and Guarantors  shall not sell any
                                    of  the   Security   without   prior   Court
                                    authorization upon notice to LENDERS; and

                           (3)      Borrowers  and  Guarantors   shall  maintain
                                    adequate  insurance  on  the  Security,  and
                                    LENDERS  shall  be made a loss  payee on any
                                    such insurance within a reasonable time.









Events of
Default:                   (1)      Failure to timely pay any obligation when due under the Loan; or
                                    otherwise fail to perform any obligation, term or condition of this letter to be performed by Borrowers or Guarantors:

                           (2)      The appointment of a trustee or the appointment of an examiner with enlarged powers in the Cases;

                           (3)      Conversion of the Cases into proceedings under Chapter 7 of the
                                    Bankruptcy Code:

                           (4)      A change in control or ownership of Borrowers or Guarantors;
                                    or

                           (5)      Failure    to    execute    the     mortgage
                                    documentation    and    any    other    Loan
                                    documentation reasonably required by LENDER,
                                    if any,  in form  and  substance  reasonably
                                    satisfactory  to the LENDERS within five (5)
                                    business  days  of the  commencement  of the
                                    Cases.

Conditions
Precedent:        The funding of the Loan by the LENDERS is conditioned upon the following events occurring:

                  (1)      All  necessary  orders of the Court  authorizing  the
                           Director  Loans  and the DIP  Liens  shall  have been
                           entered  and shall be in full  force and  effect  and
                           shall  not have been  stayed,  reversed,  vacated  or
                           rescinded,  and all such orders shall be satisfactory
                           to the  LENDERS  and shall  include a finding  by the
                           Court  that  the  LENDERS  is  extending   credit  to
                           Borrowers in good faith under  section  364(e) of the
                           Bankruptcy Code;

                  (2) Substantially, similar commitments shall have been made by other Director LENDERS so that the total commitments by all of the Directors, LENDERS equal at least $5 million; and

                  (3)      LENDERS,  in  LENDERS'  sole  discretion,   shall  be
                           satisfied that there will be sufficient equity in the
                           Security to secure the Loan.

Assignments:               Assignments of interests in the Loan may be made by the LENDERS at any time.

         To induce the LENDERS to issue this commitment letter, Borrowers and Guarantors hereby agree that all reasonable fees and expenses (including the reasonable fees of counsel and consultants) of the LENDERS arising in connection with this commitment letter and in connection with the transactions described herein (including reasonable fees and expenses incurred by the LENDERS to enforce the Loan) shall be paid by Borrowers and Guarantors, whether or not the Loan is consummated. Borrowers and Guarantors further agree to indemnify and hold harmless the LENDERS from and against any and all actions, suits, proceedings, claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against the LENDERS as a result of or arising out of or in any way related to or resulting from this commitment letter or any eventual Loan, and, upon demand, to pay and reimburse the LENDERS for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding, or claim; provided, however, that Borrowers and Guarantors shall not be required to indemnify the LENDERS against any loss, claim, damage, expense or liability to the extent it resulted from the gross negligence or willful misconduct of the LENDERS. Any liability arising out of this paragraph shall be included in the definition of the term "Obligations" under this commitment letter.

         This commitment letter is furnished for Borrower's benefit, and may not be relied upon by any other person or entity. The LENDERS shall not be responsible for liable to Borrowers or any other person for consequential damages which may be alleged as a result of this letter.

         This commitment letter shall be construed in accordance with an governed by the laws of the State of New York. Borrowers may terminate the LENDERS' commitment with respect to the Loan at any time.